UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-12933

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SAVINGS PLUS PLAN,

LAM RESEARCH 401(k)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LAM RESEARCH CORPORATION

4650 Cushing Parkway

Fremont, California 94538

SAVINGS PLUS PLAN,

LAM RESEARCH 401(k)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the

Savings Plus Plan,

Lam Research 401(k)

We have audited the financial statements of the Savings Plus Plan, Lam Research 401(k) (the Plan) as of December 31, 2010 and 2009, and for the year ended December 31, 2010, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mohler, Nixon & Williams

MOHLER, NIXON & WILLIAMS

Accountancy Corporation

Campbell, California

June 22, 2011

SAVINGS PLUS PLAN,

LAM RESEARCH 401(k)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	December 31,
	2010	2009
Assets:
Investments, at fair value	$283,377,476	$240,319,056
Receivables:
Notes receivable from participants	4,699,208	3,876,701
Employer contribution receivable	736,347	305,275
Employee contribution receivable	461,742	412,533

Total receivables	5,897,297	4,594,509

Total assets	289,274,773	244,913,565

Liabilities:
Other liabilities	410,703	38,781

Net assets available for benefits, at fair value	288,864,070	244,874,784

Adjustment from fair value to contract value for a fully benefit responsive pooled separate account	(2,722,411)	(855,340)

Net assets available for benefits	$286,141,659	$244,019,444

See notes to financial statements.

SAVINGS PLUS PLAN,

LAM RESEARCH 401(k)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2010

Additions to net assets attributed to:
Investment and other income:
Dividends and interest	$5,882,857
Net realized and unrealized gains in fair value of investments	27,330,125

33,212,982

Contributions:
Participants’	17,743,385
Employer’s	5,060,199

22,803,584

Total additions	56,016,566

Deductions from net assets attributed to:
Withdrawals and distributions	(13,862,372)
Administrative expenses	(31,979)

Total deductions	(13,894,351)

Net increase in net assets	42,122,215

Net assets available for benefits:
Beginning of year	244,019,444

End of year	$286,141,659

See notes to financial statements.

SAVINGS PLUS PLAN,

LAM RESEARCH 401(k)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

NOTE 1 — THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General — The following description of the Savings Plus Plan, Lam Research 401(k) (the Plan) provides only general information about the Plan in the form existing on December 31, 2010. Readers should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that was established July 1, 1985 by Lam Research Corporation (the Company) to provide benefits to eligible employees, as defined in the Plan document. The Plan is designed to be qualified under the applicable requirements of the Internal Revenue Code, as amended, and the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Administration — The Company and the Plan Committee (the Administrator) manage the operation and administration of the Plan. A third-party processes and maintains the records of participant data. As of December 31, 2010, Fidelity Management Trust Company (Fidelity) acted as the trustee and custodian. Substantially all expenses incurred for administering the Plan are paid by the Plan, unless paid by the Company.

Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of accounting — The financial statements of the Plan are prepared on the accrual method of accounting in accordance with U.S. GAAP.

Investment valuation and income recognition — As of December 31, 2010 and 2009, investments of the Plan were held by Fidelity and were invested based primarily upon instructions received from participants.

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought or sold as well as held during the year.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement for that portion of the net assets available for benefits of a defined contribution plan that is attributable to fully-benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan has the Metlife Stable Value Blended Fund, a fully-benefit responsive pooled separate account, as an investment.

The statement of net assets available for benefits presents the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Cash and cash equivalents — All highly liquid investments purchased with an original maturity of three months or less (generally money market funds) are considered to be cash equivalents. These investments are usually held for a short period of time, pending long-term investment.

Notes receivable from participants – Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Income taxes — As of December 31, 2010, the Plan document was in the form of a Fidelity prototype plan document that had received a favorable opinion letter from the Internal Revenue Service. The Plan is operated in accordance with, and is intended to qualify under, the applicable requirements of the Internal Revenue Code and related state statutes. The trust, which forms a part of the Plan, is intended to be exempt from federal income and state income and franchise taxes.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. No uncertain positions have been identified that would require recognition of a liability (or asset) or disclosure in the financial statements as of December 31, 2010. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2007, except for certain circumstances such as fraud, willful acts, or consent to an extension of the statute of limitations.

Risks and uncertainties — The Plan provides for various investment options in any combination of investment securities offered by the Plan. In addition, Company common stock is included as an investment option under the Plan. The percentage of an individual participant’s contributions in Company common stock may not exceed 25%. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Recent Accounting Pronouncement – In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2010-06, Fair Value Measurement and Disclosure (Topic 820): Improving Disclosures about Fair Value Measurement, which expanded the required disclosures about fair value measurements. In particular, this guidance requires information about purchases, sales, issuances, and settlements to be presented separately in the reconciliation for level 3 fair value measurements (as defined in Note 4 below). This guidance is effective for annual reporting periods beginning after December 15, 2010. The Company is currently evaluating the impact that this guidance will have on the Plan’s financial statement disclosures.

In September 2010, the FASB issued an amendment, Plan Accounting – Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans (ASU 2010-25), which provides guidance on how loans to participants should be classified and measured by defined contribution pension plans. This amendment requires that participant loans be classified as notes receivable from participants in the statements of net assets available for benefits and measured at their unpaid principal balance plus any accrued but unpaid interest. This guidance became effective during the year ending December 31, 2010 and the Plan retrospectively classified participant loans as notes receivable from participants in the statement of net assets available for benefits.

NOTE 2 — RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Participants may elect to invest portions of their accounts in the common stock of the Company. The aggregate investment in Company common stock at December 31, 2010 and 2009 was as follows:

	2010	2009
Number of shares	247,546	313,328
Fair value	$12,817,932	$12,285,591

Certain Plan investments are managed by Fidelity, the trustee and custodian of the Plan. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

NOTE 3 — PARTICIPATION AND BENEFITS

Participant contributions — For the year ended December 31, 2010, participants could elect to contribute from 1% to 75% of their Compensation, as defined by the Plan, per payroll period, not to exceed the amount allowable under the Internal Revenue Code. Participants who elected to contribute a portion of their Compensation to the Plan agreed to accept an equivalent reduction in taxable compensation. New hires that did not make an affirmative election otherwise were automatically enrolled in the Plan at a 3% of Compensation deferral rate. Participants are permitted to designate their contributions as Roth contributions subject to current taxation as wages but which, together with earnings, would be nontaxable when distributed from the Plan. Contributions withheld are invested in accordance with the participants’ directions.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans (including rollover contributions of Roth contributions). Such contributions are deposited in the appropriate investment funds in accordance with the participants’ directions and the Plan’s provisions.

Employer contributions — The Company may make matching contributions as defined in the Plan and as approved by the Board of Directors. In 2010, the Company matched 50% of each eligible participant’s salary deferral contribution (excluding catch-up contributions) up to a maximum of the first 6% of the participant’s eligible compensation, on a per-payroll-period basis. If a participant who is an active employee at the end of the year made the maximum contribution allowed by law ($16,500 during 2010) but, due to the timing of the participant’s contributions, did not receive the full 50% Company match, the Company provided a year end “true up” contribution to provide such participants with the 50% that they would have received had the timing of their contributions not limited the Company match. The Plan also permits additional discretionary matching and profit sharing contributions. In 2010, the Company made a one-time non-elective employer contribution, vested immediately, to participants in the Plan employed by Silfex, Inc. on December 31, 2010. During the year ended December 31, 2010, discretionary contributions and discretionary profit sharing contributions totaled $596,533.

Vesting — Participants are immediately vested in their entire account, including employer matching, additional discretionary matching, and discretionary profit sharing contributions (if any). SEZ America, Inc. 401(k) Plan employer match and discretionary profit sharing contributions made prior to the merger of the SEZ plan with the Company’s Plan vest over four years. Non-elective employer contributions made under the Bullen Semiconductor Corporation Profit Sharing Plan vest on a six year graded schedule.

Participant accounts — Each participant’s account is credited with the participant’s contributions, Plan earnings or losses in funds selected by the participant, and an allocation of the Company’s contribution, if any. Allocation of the Company’s contribution is based on participant contributions and / or compensation, as defined in the Plan.

Payment of benefits — Upon termination, each participant (or beneficiary) may elect to leave his or her account balance in the Plan until age 70 1 / 2 or receive his or her total benefits in a lump sum amount equal to the value of the participant’s account or in installments over a period of years. The Plan requires lump sum distribution of participant account balances that do not exceed $1,000.

Notes receivable from participants — The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their account balance. The loans are secured by the participant’s balance reduced by certain balances of outstanding or defaulted loans. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence, in which case the maximum repayment period is 15 years. The specific terms and conditions of such loans are established by the Administrator. Outstanding loans at December 31, 2010 carry interest rates ranging from 3.25% to 10.5%.

NOTE 4 — FAIR VALUE MEASUREMENTS

The Plan’s investments are stated at their fair values with the exception of the Metlife Stable Value Blended Fund (a pooled separate account), which is stated at fair value with the related adjustment amount to contract value disclosed in the statements of net assets available for benefits at December 31, 2010 and 2009. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Pursuant to the accounting guidance for fair value measurement and its subsequent updates, the Plan defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

The FASB has established a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The FASB established three levels of inputs that may be used to measure fair value:

•	Level 1: quoted prices in active markets for identical assets or liabilities;

•

Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2010 and 2009 (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurements Using Input Type as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual funds:
Small cap equity funds	$6,603,694	$—	$—	$6,603,694
Mid cap equity funds	51,552,685	—	—	51,552,685
Large cap equity funds	85,436,952	—	—	85,436,952
Target date retirement funds	28,276,052	—	—	28,276,052
International equity funds	23,475,186	—	—	23,475,186
Intermediate-term bond	13,059,187	—	—	13,059,187
Pooled separate account	—	54,862,587	—	54,862,587
Company stock	12,817,932	—	—	12,817,932
Brokerage account	736,269	—	—	736,269
Money market	6,556,932	—	—	6,556,932

	$228,514,889	$54,862,587	$—	$283,377,476

	Fair Value Measurements Using Input Type as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual funds:
Small cap equity funds	$2,507,875	$—	$—	$2,507,875
Mid cap equity funds	40,448,638	—	—	40,448,638
Large cap equity funds	76,016,276	—	—	76,016,276
Target date retirement funds	22,044,024	—	—	22,044,024
International equity funds	21,810,017	—	—	21,810,017
Intermediate-term bond	9,654,543	—	—	9,654,543
Pooled separate account	—	51,530,705	—	51,530,705
Company stock	12,285,591	—	—	12,285,591
Brokerage account	825,971	—	—	825,971
Money market	3,195,416	—	—	3,195,416

	$188,788,351	$51,530,705	$—	$240,319,056

The following is a description of the valuation methodologies used for assets measured at fair value:

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds and money market funds: Valued at the net asset value (NAV) of shares held by the Plan at year end. It is not probable that the mutual funds or money market funds will be sold at amounts that differ materially from the NAV of shares held.

Pooled Separate Account: The Plan holds an investment in the Metlife Stable Value Blended Fund (the Fund), which invests primarily in a well-diversified portfolio of fixed income securities combined with book value wrap (wrap) contracts. A wrap is a contract with an insurance company or bank, which absorbs any gains or losses caused by market fluctuations. The wrap allows investors to hold their investments at the original par or book value plus accrued interest, resulting in stable rates of return. The investment objective of the Fund is to protect principal and offer fixed returns that compare favorably with the yields on intermediate-term fixed income securities. The fair values of participation units held in the Fund are based on NAV after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts. The fair values of the Plan’s interest in the Fund are based on quoted market prices in active markets and securities and contracts are valued using a discounted revenue model using observable inputs (level 2 inputs). The Fund provides for daily participant directed redemptions at book value (principal and interest accrued to date). However, sponsor directed redemptions (layoff, sale of a division, etc.) may be paid at market value, which may be less than book value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 5 — INVESTMENTS

The following table presents the fair values of investments and investment funds that include 5% or more of the Plan’s net assets at December 31. 2010 and 2009:

	2010	2009
MetLife Stable Value Blended Fund	$54,862,587	$51,530,705
American Funds EuroPacific Growth Fund Class R5	23,475,186	21,810,017
American Funds Growth Fund of America Class R5	29,169,318	26,258,853
JP Morgan Mid-Cap Growth Sel CL	23,033,404	18,702,235
MFS Value Fund Class I Shares	28,344,415	26,090,715
Vanguard Extended Market Index Fund Institutional Shares	18,712,508	13,966,135
Vanguard Institutional Index Fund Institutional Shares	27,923,219	23,666,708
Lam Research Corporation Unitized Stock Fund	12,817,932	12,285,591
Other Funds individually less than 5% of net assets	65,038,907	46,008,097

Assets held for investment purposes	283,377,476	240,319,056

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows during the year ended December 31, 2010:

Mutual funds	$23,231,149
Common stock	4,098,976

$27,330,125

NOTE 6 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2010 and 2009:

	2010	2009
Net assets available for benefits per the financial statements	$286,141,659	$244,019,444
Adjustment from contract value to fair value for fully benefit-responsive pooled separate account	2,722,411	855,340

Net assets available for benefits per the Form 5500	$288,864,070	$244,874,784

The following is a reconciliation of the affected components of the changes in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2010:

Increase in net assets available for benefits per the financial statements	$42,122,215
Adjustment to reverse fair value adjustment for fully benefit-responsive pooled separate account related to prior year	(855,340)
Adjustment from contract value to fair value for fully benefit-responsive pooled separate account	2,722,411

Increase in net assets available for benefits per form 5500	$43,989,286

NOTE 7 — PLAN TERMINATION OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors (or other authorized party) and subject to the provisions of ERISA.

SUPPLEMENTAL SCHEDULE

SAVINGS PLUS PLAN,	EIN: 94-2634797
LAM RESEARCH 401(k)	PLAN #001

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2010

	Identity of issue, borrower,	Description of investment including maturity date,	Current
	lessor or similar party	rate of interest, collateral, par or maturity value	value
	MetLife Stable Value Blended Fund	Fixed Income Fund (Pooled Separate Account)	$54,862,587
	Allianz NFJ Small-Cap Value Instl CL	Mutual Fund	5,560,087
	American Funds EuroPacific Growth Fund Class R5	Mutual Fund	23,475,186
	American Funds Growth Fund of America Class R5	Mutual Fund	29,169,318
	JP Morgan Mid-Cap Growth Sel CL	Mutual Fund	23,033,404
	MFS Value Fund Class I Shares	Mutual Fund	28,344,415
	Perkins Mid Cap Value CL T	Mutual Fund	9,806,773
	PIMCO Total Return Inst CL	Mutual Fund	13,059,187
	Sentinel Small Company Fund Class I	Mutual Fund	1,043,607
	Vanguard Extended Market Index Fund Institutional Shares	Mutual Fund	18,712,508
	Vanguard Institutional Index Fund Institutional Shares	Mutual Fund	27,923,219
	Vanguard Target Ret 2005 Inv CL	Mutual Fund	148,609
	Vanguard Target Ret 2010 Inv CL	Mutual Fund	88,397
	Vanguard Target Ret 2015 Inv CL	Mutual Fund	4,901,747
	Vanguard Target Ret 2020 Inv CL	Mutual Fund	12,398,351
	Vanguard Target Ret 2025 Inv CL	Mutual Fund	2,648,260
	Vanguard Target Ret 2030 Inv CL	Mutual Fund	2,825,619
	Vanguard Target Ret 2035 Inv CL	Mutual Fund	2,261,317
	Vanguard Target Ret 2040 Inv CL	Mutual Fund	1,685,456
	Vanguard Target Ret 2045 Inv CL	Mutual Fund	501,792
	Vanguard Target Ret 2050 Inv CL	Mutual Fund	445,504
	Vanguard Target Ret Inc Inv CL	Mutual Fund	371,000
*	Lam Research Corporation Unitized Stock Fund	Company Stock	12,817,932
**	Brokeragelink	Brokerage Account	736,269
*	Cash and cash equivalents	Money Market	6,556,932
*	Participant loans	Interest rates ranging from 3.25% to 10.5%	4,699,208

			288,076,684

*	Party-in-interest
**	Includes party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS PLUS PLAN, LAM RESEARCH 401(k)

Date: June 22, 2011	By:	/S/ ROCH LEBLANC
Roch Leblanc
		Title:	Chairman, Savings Plus Plan, Lam Research 401(k) Committee Lam Research Corporation

On behalf of the Administrator of the Savings Plus Plan, Lam Research 401(k)

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Mohler, Nixon & Williams, Accountancy Corporation, Independent Registered Public Accounting Firm